Exhibit (a)(3)

July 26, 2007

TO:          UNIT HOLDERS OF DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 7,454 Units of limited partnership interest (the "Units") in DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II (the "Partnership") at a purchase price equal to:

                                  $290 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

      o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating. The partnership is currently not set to terminate until December 31, 2032. Additionally, in response to the purchaser's last tender offer, the general partner stated it "is considering the sale of Presidential House Apartments, a 203-unit apartment complex located in North Miami Beach, Florida. However, the property has not been listed or marketed and no assurances can be given regarding the timing or amount of a sale, if at all." Therefore, investors may not see liquidity for some time.

      o NO DISTRIBUTIONS SINCE 2003. The Partnership has paid no distributions since 2003! The Partnership has stated that "there can be no assurance that the Partnership will generate sufficient funds from operations after capital expenditures to permit any distributions to its partners in 2007 or subsequent periods."

      o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

      o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account. Because many custodians have transfer restrictions against limited partnership units or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) August 30, 2007.